Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.13R

In accordance with Listing Rule 9.6.13R(1), British American Tobacco p.l.c. (the “Company”) confirms that Jeremy (‘Jerry’) Fowden, who has been appointed as a Non-Executive Director of the Company with effect from 1 September 2019, has been a director of the following publicly quoted companies in the previous five years:

Current Appointments	Date of Appointment
Cott Corporation	18 February 2009
Constellation Brands, Inc.	1 May 2010

There are no matters required by paragraphs 9.6.13R(2) to (6) of the Listing Rules to be disclosed by Mr Fowden.

Bridget Creegan
Deputy Secretary

7 August 2019